UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C.
 . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                   .
        In the Matter of                           .
                                                   .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No. 70-5015                              .
     ________________                               CERTIFICATE
                                                    PURSUANT TO
     In the Matter of                               RULE 24
                                                   .
SYSTEM FUELS, INC.                                 .
SYSTEM ENERGY RESOURCES, INC.                      .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No.  70-5889                             .
     File No.  70-7574                             .
     File No.  70-7668                             .
     ________________                              .
                                                   .
     In the Matter of                              .
                                                   .
SYSTEM FUELS, INC.                                 .
ENTERGY CORPORATION                                .
                                                   .
     File No.  70-8331                             .
                                                   .
     (Public Utility Holding Company Act of 1935)  .
 . . . . . . . . . . . . . . . . . . . . . . . . . .
Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s)
referenced   above,  this  is  to  certify  that  the   following
transactions were carried out and borrowings made, during the second quarter ended June 30, 2000, pursuant to System Fuels, Inc.'s (SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, indicated below:

70-5015 December 17, 1971 ..................................   I
70-5889 April 28, 1978 .....................................   I
70-7574 January 31, 1989 ...................................  II
70-7668 September 27, 1989 ................................. III
70-8331 March 16, 1994 .....................................  IV
I. File No. 70-5015 and File No. 70-5889 - 2000 Fuel Supply
   Programs

  Expenditures for SFI's fuel program for 2000 during the 2nd quarter are indicated below:

                                         Net Expenditures
                                          (In Thousands)
                                    2nd Quarter   Year-To-Date
2000 Fuel Supply Program:
1. Gas and Oil Development
    and Production                   $     0         $     0
2. Nuclear Fuel Procurement            3,183          11,325
3. Fuel Oil Program                   20,498          21,015
                                     ------------------------
TOTAL EXPENDITURES                    23,681          32,340
                                     ------------------------
Less funds derived through
 amortization & depreciation
 Charges
Amortization of Gas & Oil
 Development & Production Costs            0               0
Depreciation & Other
 Amortization                            (12)            (24)
                                      -----------------------
TOTAL depreciation & amortization        (12)            (24)
                                      -----------------------
Net Expenditures                      23,669          32,316

(Increase) decrease in:
  Outside financing
  System Money Pool borrowings       (26,332)        (34,442)
                                     ------------------------
TOTAL (increase)decrease
 in borrowings                       (26,332)        (34,442)
                                     ------------------------
Increase (decrease) in working
 Capital                             $ 2,663        $  2,126
                                     ========================
1. Gas and Oil Development and
    Production
                                         Net Expenditures
                                          (In Thousands)
                                    2nd quarter   Year-To-Date
Gas and Oil Development
 and Production                      $     0         $    0
                                     ========================

      Effective July 1, 1996, SFI sold its interest in the properties associated with its Gas and Oil Development and Production Program (the program).

      During this quarter, SFI had no expenditures relative to the continuing shutdown of this operation. As of June 30, 2000, accumulated net proceeds of approximately $601,000 are retained at SFI for the continuing shutdown activities.

      Calculation of the net expenditures (proceeds) from the continuing shutdown activities of the Program, is:

                                         Net Expenditures
                                          (In Thousands)
                                   2nd Quarter   Year-To-Date
Sales to non-System parties:
  Natural gas                        $  0          $  0
  Condensate                            0             0
  Crude oil                             0             0
                                     ------------------
TOTAL                                   0             0
Miscellaneous income (including
 sale of assets)                        0             0
                                     ------------------
TOTAL                                   0             0

General and administrative
 expense                                0             0
Operating expense                       0             0
Interest expense                        0             0
Amortization adjustment                 0             0
                                     ------------------
Net proceeds                         $  0          $  0
                                     ==================
2. Nuclear Fuel Procurement
   (See Item III)
                                         Net Expenditures
                                          (In Thousands)
                                   2nd Quarter   Year-To-Date
Nuclear Fuel Procurement             $3,183        $11,325
                                     =====================

                                         Net Expenditures
                                          (In Thousands)
                                   2nd Quarter   Year-To-Date
Activities during the period:
  Expenditures for nuclear
   materials and processing
   services                         $45,956        $52,461
  General and administrative
   expense                               74          1,094
  Interest expense                      798          1,422
                                    ----------------------
TOTAL                                46,828         54,977
Sales of nuclear materials and      ----------------------
  processing services to
  System companies                   43,645         43,652
                                    ----------------------
Net effect on inventory             $ 3,183        $11,325
                                    ======================

3.  Fuel Oil Program
    (See Item II)
                                       Net Expenditures
                                        (In Thousands)
                                 2nd Quarter    Year-To-Date
Fuel Oil Inventory                 $20,498        $21,015
                                   ======================
a)  Fuel Oil Inventory:
                                   Barrels       Book Value
Inventory as of:                        (In Thousands)

  June 30, 2000                     2,170          42,422
  March 31, 2000                    1,390          21,924
  December 31, 1999                 1,398          21,407
  September 30, 1999                2,090          27,200
  June 30, 1999                     3,131          38,442


                                      During 2nd Quarter

                                   Barrels          Value
Sales price per barrel
  to System companies
  Excluding period cost:
    #2 Fuel Oil                    38,694           24.78
    #6 Fuel Oil                   216,070           14.02



4.     Other Items:

   a) As  of  June  30,2000, SFI's outstanding  debt  and  Parent
      Companies investment consisted of:

Parent Companies:                       In Thousands
  Common Stock                            $    20
  Notes payable                            34,000
                                          -------
    TOTAL                                  34,020
System Money Pool                          51,635
Banks                                           0
                                          -------
TOTAL                                     $85,655
                                          =======

  b) As of January 1, 1987, SFI's employees were transferred to Entergy Services, Inc. (Entergy Services). Entergy Services bills SFI for labor associated with the operation of continuing activities for SFI and other services provided to SFI (financial, legal, administrative, and other activities). For the 2nd quarter of 2000, SFI was billed by Entergy Services for the following amounts:




                                                             Total
                            April      May        June      2nd Qtr
Cost of service
 charged to
 Service Requests
 established to
 track cost of functions
 previously performed by
 SFI personnel:

  Direct Cost:
   Labor and related
    Cost                  $  8,575  $13,157    $  5,845    $ 27,577
   Other direct cost         1,406    2,344       1,046       4,796
  Indirect Cost              1,788    2,642       1,367       5,797
                          -----------------------------------------
        TOTAL               11,769   18,143       8,258      38,170
                          -----------------------------------------
Cost of services
 charged to Service
 Requests not related
 to transfer of SFI
 personnel:                 43,678   73,592      85,465     202,735
                          -----------------------------------------
Total cost of services
 performed by Entergy
 Services                 $ 55,447  $91,735    $ 93,723    $240,905
                          =========================================
Amounts billed to
 Operating Companies for
 The Fuel Oil Program*    $ 52,814  $49,974    $ 64,143    $166,931

Charged to Nuclear Fuel
 Procurement                 2,633   41,761      29,580      73,974
                          -----------------------------------------
TOTAL                     $ 55,447  $91,735    $ 93,723    $240,905
                          =========================================

  - Charged to the Fuel Oil Program as a component of period costs. Effective January 1, 1998, Fuel Oil Program period costs are recorded by plant, to the extent possible, and direct billed to the operating company that owns the facility where incurred. Costs which cannot be directly associated with a facility or an operating company, continue to be allocated as before. For the 2nd quarter of 2000, such Fuel Oil Program period costs were allocated 10% to ENTERGY ARKANSAS, INC., 53% to ENTERGY LOUISIANA, INC., 27% to ENTERGY MISSISSIPPI, INC., and 10% to ENTERGY NEW ORLEANS, INC.

   c) As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.

       SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production shut down, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.


II.  File No 70-7574 Bank of America Agreement

     This financing agreement expired January 31, 1996.


III. File No 70-7668 Yasuda Trust and Banking Co., Ltd. Agreement
     (Yasuda)

      This loan agreement expired September 26, 1997 and was not renewed nor replaced.


IV.  File   No  70-8331  Entergy  Corporation  Revolving   Credit
     Agreement (Entergy)

      As indicated previously, in a filing pursuant to the SEC order dated November 26, 1996, (Release No. 35-26617) in File No.
70-8899, activity pertaining to this loan agreement will be reported by Entergy Services, Inc. under File No. 70-8899.


      IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 31st of July, 2000.




                                ENTERGY ARKANSAS, INC.
                                ENTERGY LOUISIANA, INC.
                                ENTERGY MISSISSIPPI, INC.
                                ENTERGY NEW ORLEANS, INC.
                                SYSTEM ENERGY RESOURCES, INC.
                                ENTERGY CORPORATION



                                BY:/s/ Nathan E. Langston
                                   ----------------------------
                                      Nathan E. Langston
                                      Vice President and
                                      Chief Accounting Officer


                                SYSTEM FUELS, INC.



                                BY:/s/ Steven C. McNeal
                                   ---------------------
                                      Steven C. McNeal
                                       Vice President
                                       and Treasurer